UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Norwood Promotional Products
(Name of Issuer)

Common Stock
(Title of Class of Securities)

669729105
(CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF
PERSON
   13-3163794
Thomson Horstmann & Bryant, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
N/A  (a)
   (b)
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
   A New York Corporation
   Saddle Brook, NJ  07663

5 SOLE VOTING POWER
225,200

6 SHARED VOTING POWER
5,500

7 SOLE DISPOSITIVE POWER
401,100

8 SHARED DISPOSITIVE POWER
None

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,100

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.1%

12 TYPE OF REPORTING PERSON *
   IA


Item 1.
(a) Norwood Promotional Products

(b) 817 N. Frio St., San Antonio, TX 78207

Item 2.
(a) Thomson Horstmann & Bryant, Inc.

(b) Park 80 West, Plaza Two, Saddle Brook, NJ 07663

(c) a New York corporation

(d) common

(e) 669729105

Item 3.
(e) Investment Adviser registered under section 203 of the Investment Advisers
     Act of 1940

Item 4.
(a)401,100

(b) 7.1%

(c) (i)  225,200
     (ii) 5,500
    (iii)  401,100
    (iv)  none

Item 5.  N/A

Item 6.  N/A

Item 7.  N/A

Item 8.  N/A

Item 9.  N/A


Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:   1/7/97


                                   ______________________________
                                   Signature

                                   Richard A. Horstmann, VP
                                   Name/Title